Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173037
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 11, 2011)
MCJUNKIN RED MAN CORPORATION
$1,050,000,000
9.50% Senior Secured Notes due December 15, 2016

     Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 11, 2011, with respect to the 9.50% Senior Secured Notes due December 15, 2016, including any amendments or supplements thereto.

     INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

October 18, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 18, 2011
Date of earliest event reported: October 17, 2011
MCJUNKIN RED MAN HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-153091 (Commission File Number)	20-5956993 (I.R.S. Employer Identification Number)
2 Houston Center, 909 Fannin, Suite 3100, Houston, TX 77010

(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (877) 294-7574
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Item 9.01 Financial Statements and Exhibits
SIGNATURES

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
     On October 17, 2011, McJunkin Red Man Holding Corporation (the “Company”) announced the appointment of James E. Braun to serve as the Company’s Executive Vice President and Chief Financial Officer and the appointment of James F. Underhill to serve as the Company’s Executive Vice President and Chief Operating Officer — North America, effective November 15, 2011.
     Prior to joining the Company, Mr. Braun, age 52, served as Chief Financial Officer of Newpark Resources, Inc. since 2006. Newpark provides drilling fluids and other products and services to the oil and gas exploration and production industry, both inside and outside of the U.S. Before joining Newpark, Mr. Braun was Chief Financial Officer, of Baker Oil Tools, one of the largest divisions of Baker Hughes Incorporated, a leading provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and gas industry. From 1998 until 2002, he was Vice President, Finance and Administration, of Baker Petrolite, the oilfield specialty chemical business division of Baker Hughes. Previously, he served as Vice President and Controller of Baker Hughes, and he is a CPA, having formerly been a partner with Deloitte & Touche. Mr. Braun received his Bachelors in Accounting from University of Illinois at Urbana-Champaign.
     There are no family relationships between Mr. Braun and any other director or executive officer of the Company, or with any person selected to become an officer or a director of the Company. The Company has had no transactions since the beginning of its last fiscal year, and has no transaction proposed, in which Mr. Braun, or any member of his immediate family, has a direct or indirect material interest.
     Mr. Braun will receive an annual base salary of $425,000 (“Base Salary”) and a one-time signing bonus of $350,000 to be paid $100,000 on his start date and the remaining balance to be paid in March 2012, offset by any payments he receives under the Company’s annual incentive plan. He is eligible to receive an annual incentive payment with a target award amount of 67% of his Base Salary. Consistent with the annual incentive plan applicable to senior executives, the actual award will be dependent upon the Company meeting certain defined goals each year. Mr. Braun will receive an initial equity award in an amount equivalent to an award value of $3,000,000, in the form of non-qualified stock options to be approved by the Compensation Committee of the Board of Directors of the Company. The equity award will be made pursuant to a nonqualified stock option agreement which will be substantially consistent with the Company’s form of nonqualified stock option agreement filed with the Company’s Registration Statement on Form S-4 filed with the SEC on March 24, 2011, which is incorporated herein by reference.
     The Company expects to enter into an employment agreement with Mr. Braun, effective as of November 1, 2011.
     Mr. Underhill, age 56, has been the Company’s Chief Financial Officer since 2007. He has served in various finance roles since he joined the Company in 1980. He has also had primary responsibility for acquisition and integration of over 30 businesses and has been involved in numerous implementations of electronic customer solutions. He was the project manager for the design, development and implementation of the company’s IT operating system. Mr. Underhill received his B.A. in accounting and economics from Lehigh University. Prior to joining the Company, Mr. Underhill worked in the accounting firm of Main Hurdman (a predecessor to KPMG.).
     A copy of the Company’s press release announcing the appointment of Mr. Braun as the Company’s Executive Vice President and Chief Financial Officer and the appointment of Mr. Underhill as the Company’s Executive Vice President and Chief Operating Officer — North America is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
Exhibits
The following exhibit is being furnished as part of this report:
99.1      Press Release of McJunkin Red Man Holding Corporation dated October 17, 2011.

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SIGNATURES
     Pursuant to the requirements of the indenture governing the senior secured notes due 2016, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
     Date: October 18, 2011

MCJUNKIN RED MAN HOLDING CORPORATION
By:	/s/ Daniel J. Churay
Daniel J. Churay
Executive Vice President and General Counsel

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Exhibit 99.1

Media Contact: Elaine Michael
Vice President — Marketing
Elaine.Michael@mrcpvf.com
(304) 348-4936

McJunkin Red Man Holding Corporation	Investor Relations Contact: Will James
Vice President — Corporate
Development & Investor Relations
Will.James@mrcpvf.com
(832) 308-2847
Press Release
FOR IMMEDIATE RELEASE
October 17, 2011
MCJUNKIN RED MAN HOLDING CORPORATION ANNOUNCES THE
APPOINTMENT OF JAMES UNDERHILL AS CHIEF OPERATING OFFICER —
NORTH AMERICA AND JAMES BRAUN AS CHIEF FINANCIAL OFFICER
Houston, Texas — McJunkin Red Man Holding Corporation (MRC) today announced that it has appointed James F. Underhill as Executive Vice President and Chief Operating Officer — North America and James E. Braun as Executive Vice President and Chief Financial Officer. Both appointments become effective as of November 15, 2011. Braun is expected to begin employment with MRC in a transitional role on November 1, 2011 as Executive Vice President.
In his role of Chief Operating Officer — North America, Underhill will be responsible for all of MRC’s U.S. and Canadian operations, including the overall performance of our North American segment, the implementation and integration of any acquisitions in the region and the continued development of MRC’s IT ERP platform. Scott Hutchinson, Executive Vice President — North America Operations will report to Underhill. Braun will replace Underhill as MRC’s Chief Financial Officer. Both Braun and Underhill will report directly to Andrew Lane, MRC Chairman, President & CEO.
Braun has served as Chief Financial Officer of Newpark Resources, Inc. (NYSE: NR) since 2006. Newpark provides drilling fluids and other products and services to the oil and gas exploration and production industry, both inside and outside of the U.S. Before joining Newpark, Braun was Chief Financial Officer, of Baker Oil Tools, one of the largest divisions of Baker Hughes Incorporated, a leading provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and gas industry. From 1998 until 2002, he was Vice President, Finance and Administration, of Baker Petrolite, the oilfield specialty chemical business division of Baker Hughes. Previously, he served as Vice President and

Controller of Baker Hughes, and he is a CPA, having formerly been a partner with Deloitte & Touche. Braun received his Bachelors in Accounting from University of Illinois at Urbana-Champaign.
“We are very excited to have Jim Braun join our team at MRC,” said Andrew Lane, MRC Chairman, President & CEO. “His years of experience in the energy industry, his financial market, public accounting and public company expertise as well as his knowledge of international operations bring a valuable combination of skills to our company. We look forward to his contributions.”
“We are also extremely pleased that Jim Underhill is assuming his new role,” Lane stated further. “Jim’s deep intimate knowledge of our systems and operations and his key role in growing the company for over 30 years make him the ideal person to lead our core North American operations.”
Underhill has been MRC’s Chief Financial Officer since 2007. He has served in various finance roles since he joined the company in 1980. He has also had primary responsibility for acquisition and integration of over 30 businesses and has been involved in numerous implementations of electronic customer solutions. He was the project manager for the design, development and implementation of the company’s IT operating system. Underhill received his B.A. in accounting and economics from Lehigh University. Prior to joining the company, Underhill worked in the accounting firm of Main Hurdman (a predecessor to KPMG.)
More About MRC
Headquartered in Houston, Texas, MRC is the largest global distributor of PVF and related products and services to the energy and industrial sectors, based on sales, and supplies these products and services across each of the upstream, midstream and downstream markets.
More information about MRC can be found on its website at www.mrcpvf.com.
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